Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus


RECEIVED
APR 14 2006
209
SECTION

NEWS



For Immediate Release

2006 Cash Distribution and Upcoming Events

April 2006 Cash Distribution – $0.185 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of April 2006 of $0.185 (18.5 cents) per trust unit payable on May 15, 2006. The record date is April 30, 2006 and the ex-distribution date will be April 26, 2006. The Fund's current annualized cash distribution rate is $2.22 per trust unit.

For income tax purposes, the income from the April 2006 cash distribution of $0.185 per trust unit is considered to be: ➢ a dividend of $0.0305 per trust unit; ➢ other income of $0.1545 per trust unit.

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

Upcoming Release of 2006 First Quarter Results and Conference Call

The Fund expects to release its 2006 first quarter results on May 3, 2006. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 first quarter results is scheduled for 10:30 am EST (8:30 am MST) on Thursday, May 4, 2006. To participate in the call, dial: 1-800-814-4890. A recording of the call will be available for replay until midnight, May 11, 2006. To access the recording, dial: 1-877-289-8525 and enter the pass code: 21182436 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at www:superiorplus.com under the "Events and Presentations" section.

Annual Filings and Meeting of Unitholders

In March 2006, the Fund and Superior Plus have filed with the Canadian Securities Administrators, Consolidated Financial Statements and accompanying notes for the year ended December 31, 2005, as well as the related Management's Discussion and Analysis. The Fund also filed its Annual Information Form. These documents are available online at www.sedar.com or on the Fund's website. The print versions of the 2005 Annual Report and Notice of Annual Meeting and Management Proxy Circular have been mailed to Unitholders. The Fund only mailed the 2005 Annual Report to those investors who had requested to receive a copy. If you did not request the 2005 Annual Report, it is available to you on the SEDAR website, the Fund's website, or by calling Superior Plus at 403-218-2970, or toll-free at: 1-866-490-7587.

The Fund's Annual Meeting will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4 Avenue SW, Calgary, Alberta at 2:00 pm (MST) on Wednesday, May 3, 2006. A live audio webcast of the meeting including a corporate update presentation can be accessed from Superior Plus' website: www.superior.plus.com.

About Superior Plus and the Fund

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$259.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Tel: (403) 218-2953
Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com